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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GE Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Karaffa (804) 289-2325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

ICH 3/23

OATH OR AFFIRMATION

I, *Robert T. Methven*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GE Investment Distributors, Inc. as of *December 31, 2004*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

____

____

____

Robert T. Methven
Signature

President and CEO
Title

Bonnie M. Miller
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GE INVESTMENT DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of General Electric Company)

Balance Sheets

December 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents	$	7,758,535	7,700,294
Deferred sales commissions		2,633,461	3,788,415
Other assets		583,132	36,285
Total assets	$	10,975,128	11,524,994
Liabilities and Shareholder's Equity			
Liabilities:			
Payable to affiliates	$	664,911	1,312,320
Accounts payable and accrued expenses		563,875	466,332
Total liabilities		1,228,786	1,778,652
Shareholder's equity:			
Common stock ($.01 par value per share. Authorized 1,000 shares; issued and outstanding 100 shares)		1	1
Additional paid-in capital		9,746,341	9,746,341
Total shareholder's equity		9,746,342	9,746,342
Total liabilities and shareholder's equity	$	10,975,128	11,524,994

See accompanying notes to financial statements.